SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  November, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Quarterly Information" dated on October 31, 2007.

-- Converted by SECPublisher 3.1.0.1, created by BCL Technologies Inc., for SEC Filing

Quarterly Information

Telecomunicações de São Paulo S.A. -TELESP

Quarter ended September 30, 2007 with Special Review Report of Independent Auditors

(A free translation of the original issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

QUARTERLY INFORMATION

September 30, 2007

Contents

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

(A free translation of the original issued in Portuguese)

To the Board of Directors and Shareholders

Telecomunicações de São Paulo S.A. - TELESP

São Paulo – SP

We have conducted a special review of the Quarterly Information (ITR) (Parent Company and Consolidated) of Telecomunicações de São Paulo S.A – TELESP and its subsidiaries for the quarter ended September 30, 2007, which comprised the balance sheet, the statements of income for the quarter and nine-month period ended at the date, the performance report and other relevant information, prepared under responsibility of the Company and subsidiaries’ management and in accordance with the accounting practices adopted in Brazil.

Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Public Accountants - IBRACON, in conjunction with the Federal Accounting Council, mainly comprising: (a) inquiries of and discussions with the officials responsible for the Company and subsidiaries’ accounting, financial and operational areas, as to the main criteria adopted in preparing the quarterly information; and (b) review of information and subsequent events that had or might have had relevant effects on the Company and its subsidiaries’ financial position and operations.

Based on our special review, we are not aware of any material modifications that should be made to the above mentioned Quarterly Information (Parent Company and Consolidated), for it to be in conformity with the accounting practices adopted in Brazil, applied consistently with the standards established by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), specifically applicable to the preparation of Quarterly Information.

São Paulo (SP), October 31, 2007 Ernst & Young Auditores Independentes S.S. CRC-2SP015199/O-6

Luiz Carlos Marques Accountant CRC-1SP147693/O-5

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

 September 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

1. Operations and Background a) Shareholding control

Telecomunicações de São Paulo S.A. - Telesp, hereinafter referred to as the “Company” or “Telesp”, is headquarted at Rua Martiniano de Carvalho, 851, in the capital of the State of São Paulo. Telesp belongs to the Telefónica Group, telecommunications industry leader in Spain and present in several European and Latin American countries. At September 30, 2007, Telefónica S.A., the Group head company, held total indirect shareholding in the Company capital of 87.95%, 85.57% of which are common shares and 89.13% are preferred shares.

b) Operations

The Company renders fixed line telephone services in the São Paulo State under a Fixed Switch Telephone Service Concession Agreement – STFC granted by the National Telecommunications Agency – Anatel, which is in charge of regulating the telecommunications sector in Brazil (Note 1.c aforementioned). The Company has also authorizations from ANATEL, directly or through its subsidiaries, to provide other telecommunications services, such as data communication to the business market and broadband internet services under the Speedy brand, and, more recently, cable TV services via satellite. The Company’s area of operation reaches approximately 95.0% of the São Paulo State, and approximately 97.8% of its population, including the municipality of São Paulo, the biggest in Brazil.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs - level II) are traded on the New York Stock Exchange (NYSE).

c) Concession agreement

The Company is a concessionaire of the fixed switch telephone service (STFC) to render local and domestic long-distance calls originated in Region 3, which comprises the major part of the State of São Paulo, in Sectors 31, 32 and 34 established in the General Concession Plan (PGO).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

September 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

1. Operations and Background (Continued) c) Concession agreement (Continued)

The STFC Concession Agreement was extended at December 22, 2005, for a period of 20 years, and may be amended at December 31, 2010, December 31, 2015 and December 31, 2020. This condition allows ANATEL to establish new conditions and new universalization and quality goals, under the conditions prevailing at the time.

Pursuant to the Concession Agreement, all assets pertaining to the Company’s equity and indispensable to the provision of the services described in said agreement are considered returnable and are part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the Concession Agreement.

As of September 30, 2007, the net book value of such returnable assets is estimated at R$7,917,607 (R$7,532,103 as of June 30, 2007), comprised of switching and transmission equipment, public use terminals, external network equipment, energy equipment, and system and operation support equipment.

Every two years, over the twenty years of the new period, the public companies shall pay a renewal fee equivalent to 2% (two per cent) of the STFC income for the year prior to payment, net of taxes payable thereon. The first payment of such biannual payment occurred, exceptionally, on April 30th 2007, based on STFC net revenues in 2006, in the amount of R$224,760. The next payment is estimated for April 30, 2009 based on net STFC revenues for 2008.

d) Controlled Telecommunication service providers and subsidiaries

A. Telecom S.A.

A.Telecom S.A. (formerly Assist Telefônica S.A.), is a closely held company, wholly-owned by Telesp. This company is specialized in rendering data communication services and services related to maintenance of the client´s internal telephone network, as follows:

(i) Digital Condominium, integrated equipment and service solution for voice, data and image transmission in commercial buildings;

(ii) Installation, maintenance, exchange and extension of new internal cable points in homes and companies;

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

September 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

1. Operations and Background (Continued)

d) Controlled Telecommunication service providers and subsidiaries (Continued)

(iii) iTelefônica, free internet access provider;

(iv) Speedy Wi-Fi, broadband service for wireless internet access; and

(v) Speedy Corp, broadband service provider specifically developed for the corporate market.

On March 14, 2007, ANATEL authorized A. Telecom to render cable TV services via satellite (Direct to Home – DTH). DTH is a special cable TV service that uses satellites to distribute direct television and audio signals to subscribers. The commercial operation began in August 2007.

Aliança Atlântica Holding B.V.

This company headquartered in Amsterdam, Netherlands, is a 50-50 joint venture formed in 1997 between Telebrás and Portugal Telecom. With the spin-off of Telebrás in February 1998, Telebrás’ equity interest in Aliança Atlântica was transferred to the Company. Currently, 50% of Aliança Atlântica is owned by the Company and 50% by Telefónica S.A.

Companhia AIX de Participações

This company is engaged in both direct and indirect development of activities related to the construction, conclusion and operation of underground fiber optic networks. Currently, Telesp holds 50% interest in this company.

Companhia ACT de Participações

The business purpose is to participate in Refibra Consortium, render technical advisory services for preparation of projects for the conclusion of the Refibra Network, making the necessary studies to render them economically feasible, as well as monitoring of status of activities related to the Consortium. Currently, Telesp holds 50% interest in this company.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

September 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

1. Operations and Background (Continued)

d) Controlled Telecommunication service providers and subsidiaries (Continued)

Telefônica Empresas S.A.

The business purpose is to render telecommunications services as well as the development, implementation and installation of projects related to integrated business solutions and telecommunications consulting as well as activities related to rendering of technical assistance and equipment and telecommunications network maintenance services. Telefônica Empresas became a wholly-owned subsidiary of the Company after the capital reorganization process occurred in July 2006 (see Note 2.b).

2. Corporate Restructuring in 2006

a) Merger of Atrium Telecomunicações Ltda. into A. Telecom S.A.

On March 1, 2006 the then subsidiary Santo Genovese Participações Ltda., after having merged its subsidiary Atrium Telecomunicações Ltda., was acquired by A.Telecom S.A., being extinguished as a result of such operation. A. Telecom remained a wholly-owned subsidiary of Telesp, and also began carrying out the activities formerly performed by Atrium.

b) Acquisition of Telefônica Data Brasil Holding S.A. and partial spin-off of Telefônica Empresas S.A.

On March 9, 2006, the Board of Directors of Telesp and of Telefônica Data Brasil Holding Ltda. (TDBH), both under control of the Telefônica Group, approved the proposal that aims at a restructuring of the Multimedia Communication Services (“MCS”) of Telefônica Empresas S.A. and Telesp. The operation will have the following steps:

(i) merger of TDBH by Telesp, whereby TDBH members receive Telesp shares in accordance with the exchange ratio announced. With this operation, Telefônica Empresas S.A. became a fully-owned subsidiary of Telesp. Telesp succeed TDBH in all its rights and obligations; and,

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

 September 30, 2007

(In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

2. Corporate Restructuring in 2006 (Continued)

b) Acquisition of Telefônica Data Brasil Holding S.A. and partial spin-off of Telefônica Empresas S.A. (Continued)

(ii) partial spin-off of Telefônica Empresas, with transfer of the SCM activities and assets to Telesp in the regions in which such services is already provided by Telesp.

The Extraordinary General Shareholders’ Meetings of the Companies held on April 28, 2006 approved the proposed corporate reorganization. However, due to a preliminary injunction granted in connection with a judicial proceeding filed by TDBH minority shareholders, revoked on July 25, 2006, the effects of the corporate reorganization were generated as from publication of the judicial proceeding on July 28, 2006.

3. Presentation of the Quarterly Reviews

The individual and consolidated interim financial statements as of September 30, 2007 were prepared in accordance with accounting practices adopted in Brazil, which comprise, among others, the rules applicable to public telecommunications service concessionaires as well as the accounting rules and procedures established by the Brazilian Securities Commission - CVM, that are consistent with the rules adopted to prepare the financial statements for the last fiscal year. Quarterly information shall be analyzed together with the referred to financial statements.

Assets and liabilities are classified under current when the probability of realization or settlement is estimated to occur within the following twelve months. Otherwise, they are recorded under noncurrent items.

The process of preparation of the financial statements involves the use of accounting estimates. Such estimates were based on objective and subjective factors, based on management’s judgment to determine the adequate value to be recorded in the financial statements.

Transactions involving estimates could result in amounts different from those recorded in the financial statements when their realization takes place in subsequent periods, due to inaccuracies inherent to estimates. The Company reviews its estimates and assumptions periodically.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

September 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

3. Presentation of the Quarterly Reviews (Continued)

The consolidated financial statements include balances and transactions of wholly and jointly-owned subsidiaries, according to the interests described below:

The corporate restructuring mentioned in Note 2.b. affected the results of operations as of September 30, 2006 in approximately two months (from July 28 until September 30), while the results as of September 30, 2007 included the effects for full year of 2007.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings among consolidated companies have been eliminated.

The quarterly information for the period ended September 30, 2007 take into consideration the requirements of Resolution No. 488/05 for both periods.

Temporary cash investments are liquid investments restated based on the Interbank Deposit Certificate (CDI) rate variation and are held with first-rated banks.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

5. Trade Accounts Receivable, Net

	Parent Company		Consolidated	
	Sep/2007	Jun/2007	Sep/2007	Jun/2007
Billed amounts	2,372,619	2,414,819	2,442,748	2,385,502
Unbilled amounts	1,113,706	1,249,931	1,274,181	1,382,389
Gross accounts receivable	3,486,325	3,664,750	3,716,929	3,767,891
Allowance for doubtful accounts	(656,358)	(608,451)	(689,980)	(635,126)
Total	2,829,967	3,056,299	3,026,949	3,132,765
Current	1,968,370	2,235,575	2,326,681	2,426,251
Past due – 1 to 30 days	491,052	472,416	486,704	476,383
Past due – 31 to 60 days	145,841	153,853	137,474	144,981
Past due – 61 to 90 days	80,299	92,928	77,560	82,710
Past due – 91 to 120 days	57,143	70,234	61,682	60,952
Past due – more than 120 days	743,620	639,744	626,828	576,614
Total	3,486,325	3,664,750	3,716,929	3,767,891

6. Deferred and Recoverable Taxes

	Parent Company		Consolidated	
	Sep/2007	Jun/2007	Sep/2007	Jun/2007
Withholding taxes	60,318	63,798	68,178	70,194
Prepaid/recoverable income and social contribution taxes	13,265	13,071	17,440	16,833
Deferred taxes	1,029,370	1,013,360	1,060,112	1,053,469
Tax loss carryforwards – Income tax	-	-	9,241	10,640
Tax loss carryforwards – Social contribution tax	-	-	3,193	3,695
Reserve for contingencies	332,329	328,106	332,591	328,359
Postretirement benefit plans	27,351	26,726	27,404,	26,772
Allowance for doubtful accounts	172,854	169,204	182,665	176,775
Allowance for reduction of inventory to market value	30,121	31,344	30,167	31,390
Merged tax credit (*)	107,482	114,459	107,482	114,459
Income tax on other temporary differences	264,142	252,589	270,124	265,720
Social contribution tax on other temporary differences	95,091	90,932	97,245	95,659
ICMS (state VAT) (**)	384,058	396,878	419,201	410,934
Other	45,435	45,036	53,248	52,273
Total	1,532,446	1,532,143	1,618,179	1,603,703
Current	973,543	978,391	1,043,473	1,028,121
Noncurrent	558,903	553,752	574,706	575,582

(*) Amount merged due to split-off of Telefonica Empresas S.A. (Note 2.b).

(**) Refers to the major part of the tax credits derived from the purchase of fixed assets, available for offset in 48 months.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

September 30, 2007

 (In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

6. Deferred and Recoverable Taxes (Continued)

Deferred income and social contribution taxes

Considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable income discounted to present value based on a technical feasibility study, approved by the Board of Directors on December 18, 2006, as provided for in CVM Instruction No. 371/2002, the Company estimates the realization of the deferred taxes as follows:

The recoverable amounts above are based on projections subject to changes in the future.

Merged tax credit

As mentioned in Note 2.b, as a result of the corporate restructuring of July 28, 2006, the Company merged goodwill generated from the acquisition of investment at Figueira Administração e Participações S.A., which held telecommunications network operating assets of Banco Itaú S.A., in addition to investments in Galáxia Administrações e Participações S.A., a company having authorization for MCS (Multimedia Communication Service).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

September 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

Deferred and Recoverable Taxes (Continued)

The book entries maintained for Company’s corporate and tax purposes were made in specific goodwill and provision accounts (merged) and the corresponding amortization, reversal of provision and tax credit realization are as follows:

For purposes of calculation of the tax credit resulting from the takeover, the income and social contribution tax rates are 25% and 9% respectively.

As shown above, goodwill amortization, net of provision reversal and the related tax credit, did not generate effects on net income for the period ended September 30, 2007.

For a fair presentation of the Company’s financial position and results of its operations, the net amount of R$107,482 (R$79,443 in noncurrent assets and R$28,039 in current assets), which essentially represents the merged tax credit, was reclassified in the balance sheet to deferred and recoverable taxes, in noncurrent assets, in accordance with CVM Instruction No. 349, of March 6, 2001. Goodwill amortization and provision reversal are recognized in the accounting records as operating income and expenses and the corresponding tax credit is recognized in the financial statements as provision for income and social contribution taxes.

(a) See Note 1.c. The above balance refers to the amount paid in advance in April 2007 and will be amortized by the end of the year. (Note 22).

(b) Refer to receivables from Barramar S.A., recorded by Companhia AIX de Participações, net of allowance for doubtful accounts.

a) At the Board Meeting held on July 13, 2007, the Company approved a capital contribution of R$144,000 for a future capital increase (AFAC) of its wholly-owned subsidiary A.Telecom S.A.

b) Agreement for Convergence, Purchase and Sale of Businesses, Assets, Shares and Other Interests

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

September 30, 2007

 (In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

10. Capitalizable Investments (Continued)

b) Agreement for Convergence, Purchase and Sale of Businesses, Assets, Shares and Other Interests (Continued)

As per Material Fact disclosed on October 31, 2006, the Company and Abril Group formalized several commercial and operating contractual relationships. Under said agreement, the Company will purchase (i) 100% of shares representative of the cable TV operators that provides Multichannel Multipoint Distribution Service (MMDS) and broadband operations, and (ii) significant interest equity of the cable TV operators controlled by Abril Group, within and outside the state of São Paulo, within the limits established by the current legislation.

The effective acquisition of interest is submitted to compliance of several suspensive conditions under said agreement, including the previous approval by the National Communications Agency (ANATEL). On October 31 ,2007 ANATEL communicated by collective interview that it concluded the process of regulatory analysis of association between the Abril Group and the Company, with the approval of the operation. Such decision will be published as soon in the official newspaper of the Union.. The process has been analyzed and it will be deemed by the Brazilian Antitrust Agency (CADE) from the competitiveness point of view.

In conformity with contractual provisions, on September 30, 2007, the Company made a prepayment in the amount of R$303,348 (R$283,622 as of June 2007) to Abril Group, collateralized by assets comprising TVA network.

The negative goodwill on the acquisition of shares of Companhia AIX de Participações recorded by the Company was allocated to Deferred Income in the consolidated balance sheet, and is being amortized straightly in two years started in 2007 period, and is based on studies for deferred income.

The goodwill on the acquisition of control of Santo Genovese Participações Ltda. (parent company of Atrium Telecomunicações Ltda.), dated December 24, 2004, has been amortized on a straight-line basis over 10 years, and is based on future profitability study.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

September 30, 2007

(In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

12. Investments (Continued)

The main financial information of the subsidiaries, as of September 30, 2007 and June 30, 2007, is as follows:

Sep/2007				
	Aliança Atlântica	**A. Telecom**	**Companhia AIX**	**Companhia ACT**	**Telefonica Empresas**
Paid-up capital	**104,946**	**270,969**	**460,929**	**1**	**210,025**
Capital reserve	**-**	**4**	**-**	**-**	**1,139**
Retained earnings (accumulated deficit)	**6,004**	**6,495**	**(345,807)**	**45**	**(180,046)**
Shareholders' equity	**110,950**	**277,468**	**115,122**	**46**	**31,118**
Shares (thousands) Number of subscribed and paid-up shares	**88**	**407,154**	**298,562**	**1**	**215,640**
Number of common shares owned	**44**	**407,154**	**149,281**	**0,5**	**215,640**
Ownership percentage	**50%**	**100%**	**50%**	**50%**	**100%**

	Jun/2007				
	Aliança Atlântica	**A. Telecom**	**Companhia AIX**	**Companhia ACT**	**Telefonica Empresas**
Paid-up capital	104,292	270,969	460,929	1	210,025
Capital reserve	-	1	-	-	1,139
Retained earnings (accumulated deficit)	5,959	(5,952)	(342,515)	49	(173,515)
Shareholders' equity	110,251	265,018	118,414	50	37,649
Shares (thousands) Number of subscribed and paid-up shares	88	407,154	298,562	1	215,640
Number of common shares owned	44	407,154	149,281	0.5	215,640
Ownership percentage	50%	100%	50%	50%	100%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

 September 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

12. Investments (Continued)

The Company’s equity in subsidiaries is as follows:

15. Deferred Charges

Deferred charges as of September 30, 2007 and June 30, 2007 are as follows:

(a) Pre-operating expenses in the Company refer to costs incurred in the pre-operating stage of long-distance services, which amortization began in May 2002, over a period of 60 months. Pre-operating expenses in subsidiaries are being amortized over 120 months.

(b) The goodwill on acquisition of the IP network in December 2002 refers to the acquisition of the assets for the Switched IP and Speedy Link services of Telefônica Empresas S.A. The portion regarded as goodwill and recorded in deferred charges corresponds to the customer portfolio of the business. According to an appraisal report, the economic basis for the goodwill is the expected future profitability, for an amortization period of 120 months.

(c) The goodwill resulting from takeover of Telefonica Data Brasil Holding S.A. (TDBH) refers to the corporate restructuring that took place in July 2001, with the split-off of Figueira. According to the Company business plans, such goodwill is recoverable in future operations, within a maximum period of 60 (sixty) months from the TDBH merger occurred in July 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

16. Loans and Financing

	Parent Company and Consolidated			Balances as of Sep/2007		
	Currency	Annual interest rate %	Maturity	Current	Long-term	Total
Mediocrédito	US$	1.75%	2014	**5,632**	**30,420**	**36,052**
Loans in local currency	R$	130% of CDI	In 2007	**1,165**	**-**	**1,165**
Loans in foreign currency (*)			Up to 2009	**460,125**	**118,804**	**578,929**
Total				**466,922**	**149,224**	**616,146**

	Parent Company and Consolidated			Balances as of Jun/2007		
	Currency	Annual interest rate %	Maturity	Current	Long-term	Total
Mediocrédito	US$	1.75%	2014	6,084	34,762	40,846
Loans in local currency	R$	130% of CDI rate	In 2007	1,123	-	1,123
Loans in foreign currency (*)			Up to 2009	355,686	116,542	472,228
Total				362,893	151,304	514,197

(*) The breakdown of loans in foreign currency is as follows:

Parent Company and Consolidated	Currency	Annual interest rate	Principal	Interest	Balance as of Sep/2007
Resolution 2770	USD	4.80%	230,130	27,419	257,549
Resolution 2770	JPY	0.50% to 5.7849%	161,160	649	161,809
Untied Loan – JBIC	JPY	Libor + 1.25%	158,942	629	159,571
			550,232	28,697	578,929

Parent Company and Consolidated	Currency	Annual interest rate	Principal	Interest	Balance as of Jun/2007
Resolution 2770	USD	4.80%	241,055	25,764	266,819
Resolution 2770	JPY	0.50%	9,622	-	9,622
Untied Loan – JBIC	JPY	Libor + 1.25%	194,237	1,550	195,787
			444,914	27,314	472,228

Loans and financing with Mediocrédito are guaranteed by the Federal Government.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

September 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

16. Loans and Financing (Continued)

The loan from Japan Bank for International Cooperation - JBIC includes restrictive covenants related to the maintenance of certain financial indices, which to date have been met.

The conditions applicable to debentures were renegotiated on September 1, 2007. This date marks the end of the first compensation period and the beginning of the second compensation period, which is expected to end on September 1, 2010, the maturity date of the debentures.

The debentures bear interest payable on a quarterly basis equivalent to the average one-day rates for Interbank Deposits (DI rates), plus a 0.35% annual spread, calculated and published by the Brazilian Clearing House for Custody and Settlement of Securities (CETIP) from the date of renegotiation.

(a) Income tax and social contribution tax amounts payable are stated net of payments made by estimation.

(b) The item “Legal liabilities” includes amounts relating to tax liabilities under legal dispute, net of judicial deposits, as per CVM Deliberation No. 489/2005.

(c) The item “Others” includes R$91,830 of FUST payable as of September 30, 2007, net of judicial deposits of R$79,247.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

September 30, 2007

(In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

20. Dividends and Interest on Shareholders’ Equity

The balance of interest on shareholders’ equity and dividends payable to minority shareholders in September 30, 2007, refers to amounts declared to be available but not yet claimed.

21. Reserves, Net

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management, based on the opinion of its legal counsel, recognized reserves for those cases in which an unfavorable outcome is considered probable. The table below shows the composition of the provision by nature of the claims and the evolution in the third quarter of 2007:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

September 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

21. Provisions for Contingencies (Continued)

21.1. Labor Contingencies and Reserves

The Company has various labor contingencies and recorded a provision of R$467,029 consolidated, to cover probable losses. The amounts involved and respective degrees of risk are as follows:

These labor contingencies and reserves involve a number of lawsuits, mainly related to salary differences, salary parity, overtime, employment relationship of employees of outsourced companies and hazardous duty premium, among others.

The Company made escrow deposits in the amount of R$80,286 for the reserves mentioned above.

Based on the assessment of the Company’s legal counsel and management, a reserve for tax contingencies was recorded for the claims considered as probable risk amounting to R$309,327 as of September 30, 2007. The principal tax contingencies, assessed as remote, possible and probable risk, are as follows:

Claims by the National Institute of Social Security (INSS) referring to:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

September 30, 2007

(In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

21. Provisions for Contingencies (Continued)

21.2. Tax Contingencies and Reserves (Continued)

a) Collection of Workers’ Compensation Insurance (SAT) and charging of joint liability for payment of social security contributions allegedly not made by contractors, in the approximate amount of R$315,200. Based on a partially unfavorable court decision, management decided to record of R$104,058 relating to the portion of the total amount for which the likelihood of loss is probable. A judicial amount of R$578 was made.

b) Social security contribution on amounts paid for compensation of salary losses resulting from economic plans (“Plano Verão” and “Plano Bresser”), in the approximate amount of R$140,240. Based on higher court decisions and an unfavorable court decision in a similar case involving another company from the Group, the Company’s management assessed the amount of R$97,410 as probable loss, setting up reserve for such amount.

c) Notice demanding social security contributions, SAT (Workers’ Compensation Insurance) and amounts for third parties National Institute for Agrarian Reform and Colonization - INCRA and Brazilian Mini and Small Business Support Agency (SEBRAE) on the payment of various salary amounts for the period from January 1999 to December 2000, in the amount of approximately R$59,712, considered a possible risk. These lawsuits are in the 1st lower court and at the last administrative stage, respectively. No provision was recorded based on the risk classification of this matter.

d) Notice demanding social security contributions for joint liability in 1993, in the amount of approximately R$191,808, for which the risk is considered possible. This process is at the second administrative level. No reserve was made based on the risk classification of this matter.

e) Legal proceedings imposing fines of R$161,982 for payment of dividends when the Company had allegedly a debt to the INSS. No reserve was made for the balance, for which the likelihood of loss is deemed possible. This process is at the 2nd administrative level. No reserve was made based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

September 30, 2007

 (In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

21. Provisions for Contingencies (Continued)

21.2. Tax Contingencies and Reserves (Continued)

f) On December 20, 2005 notices were drawn concerning the period from May 1995 to December 1998 demanding the payment of social security contributions amounts, through reconstruction of the tax base and considering the existence of joint liability between the Company and the service providers in general and those related to civil construction. The amount of R$243,777, which refers to the use of inadequate criteria for calculation of the reconstructed tax base, and of R$183,942, corresponding to the wrong definition of civil construction for reconstruction, as will be shown by means of technical reports requested to Engineering Institutes, were assessed as remote risk of loss by the legal counsel. The amount of R$816,287 is classified as remote risk due to recognition of the prescription of five years period by the Special Supreme Court. Ten process are at the first administrative stage and five process are at the second administrative stage. No reserve was made based on the risk classification of this matter.

Claims by the São Paulo State Finance Office, referring to:

g) Tax assessments on October 31 and December 13, 2001, related to ICMS (state VAT) allegedly due on international long-distance calls, amounting to approximately R$28,826 for November and December 1996, amounting to R$213,053 from January 1997 to March 1998 and R$193,484 for the period from April 1998 to December 1999. They are at the second administrative stage, assessed as possible risk. No reserve was recorded based on the risk classification of these matters.

h) Tax assessment on July 2, 2001 demanding the difference in ICMS paid without late-payment fine, amounting to R$6,430 assessed as possible risk. The process is at the higher court. No reserve was recorded based on the risk classification of this matter.

i) Tax assessment notice related to the untimely used credits in the period from January to April 2002, in the amount of R$32,429, for which the risk is considered possible. The claim is at the 2nd administrative stage. No reserve was recorded based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

 September 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

21. Provisions for Contingencies (Continued)

21.2. Tax Contingencies and Reserves (Continued)

Claims by the São Paulo State Finance Office, referring to: (Continued)

j) Tax assessment notices related to the non-reversal of ICMS credits in proportion to tax-exempt and non-taxed sales and services in the period from January 1999 to June 2000 and July 2000 to December 2003, in addition to an ICMS credit unduly taken in March 1999. The total amount involved is R$118,165. The risk is considered possible by legal counsel. The claim is at the 2nd and 1st administrative stage, respectively. No reserve was recorded based on the risk classification of this matter.

k) Notifications of around R$8,478 regarding the former Ceterp’s loss of the ICMS tax benefit established by State Decree No. 48,237/03, due to underpayment for an error in the calculation of the debt, assessed as possible risk. The amount was paid on October 10th 2007.

l) Tax assessment notices related to nonpayment of ICMS, in the period from January 2001 to December 2005, on amounts received for lease of personal property (modem), totaling R$142,387. Related risk is assessed as possible by legal counsel. The claim is at the 2nd administrative stage. No reserve was recorded based on the risk classification of this matter.

m) Tax assessment notices related to nonpayment of ICMS in the period from August 2004 to December 2005, for non-inclusion of revenues from rendering of several supplemental services and value added, in the amount of R$253,625, upon determination of the tax base. Related risk is assessed as possible by legal counsel. The claim is at the 2nd administrative stage. No reserve was recorded based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

September 30, 2007

 (In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

21. Provisions for Contingencies (Continued)

21.2. Tax Contingencies and Reserves (Continued)

Claims by the São Paulo State Finance Office, referring to: (Continued)

n) Notice drawn up by the São Paulo State Finance Office on June 14, 2007, referring to co-billing operations during May to December 2004, due to: (i) non presentation of the totality of the files provided for in Administrative Ruling CAT No. 49/03; (ii) untimely compliance with notices referring to filing of electronic files; (iii) lack of or irregular recording on the Shipment records; and (iv) lack of payment of tax referring to a portion of the communication services rendered. The amount under dispute is of R$7,232, already considering payment of the notice item, in the terms of Law No. 6,374/89 and of Decree No. 51,960/07 (PPI), referring to non-payment of taxes. The likelihood of loss is rated as possible. We point out that part of the delinquencies refer to information not filed by other operating companies. The claim is waiting for decision of the lower court. . Considering the risk involved, the Company did not record a provision.

Litigation at the Federal and Municipal levels:

o) FINSOCIAL, currently COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0% . Such rate increases were judicially challenged with success by several companies, which resulted in tax credits from overpayments. These credits were offset by CTBC (company merged into the Company in November 1999) against current amounts of COFINS due. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$19,112, considered a probable loss. The claim is at the higher court. Reserve was recorded based on the risk classification of this matter.

p) Tax collection claim demanding differences regarding income tax, based on DCTFs (Declaration of Federal Tax Credits and Debits) for the first quarter of 1999, amounting to approximately R$5,656, assessed as possible risk. These claims are at the 1st administrative stage and no reserve was recorded based on the risk classification.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

September 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

21. Provisions for Contingencies (Continued)

21.2. Tax Contingencies and Reserves (Continued)

Litigation at the Federal and Municipal levels: (Continued)

q) At the municipal level, the Company has contingencies related to IPTU (municipal real property tax), ISS (municipal service tax), fine and interest in the amount of R$6,747 which have all been accrued due to the existence of favorable and unfavorable decisions regarding this matter. The Company made escrow deposits in the amount of R$3,411 for such questionings.

r) The Company filed an annulment action with a view to obtaining a court order that fully annuls tax credits resulting from tax assessment notices drawn up by the municipality of São Paulo, alleging differences in payment of the ISS (municipal service tax), and charging late payment fine of 20% not paid, in the amount of R$19,386. A reserve was not set up for this contingency, based on the legal advisor’s opinion of a possible unfavorable outcome. The claim is at trial court.

s) On December 15, 2005, ANATEL issued Pronouncement No. 1 (subsequently renumbered to Pronouncement No. 7), whereby it confirmed the understanding that interconnection expenses are not excluded from FUST tax basis, thus changing the previous position which provided for such exclusion. The Pronouncement is applied retroactively to January 2001. Thus, through ABRAFIX (Brazilian Association of Fixed Telephony Companies), on January 9, 2006, the Company filed for a writ of mandamus with a view to ensuring the possibility of excluding interconnection expenses from the FUST calculation base. The proceeding is at trial court. The contingency risk was assessed as possible by the Company’s legal advisors. The amount involved is of R$128,405. No reserve was recorded based on the risk classification of this matter.

t) Tax Income Tax (IRPJ), which was offset in 2002 Corporate Income Tax Return (DIPJ) against Withholding Income Tax (IRRF), by Public Agencies for the rendering of services during calendar year 2001. The suit is at the first administrative stage. The risk was classified as probable, and as such, a reserve was set up in the amount of R$1,452.

There are other contingencies for which provisions have been recorded, in the amount of R$80,548, considered of probable risk by the Company management, with related judicial deposits in the amount of R$60,610.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

September 30, 2007

(In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

21. Provisions for Contingencies (Continued)

21.3. Civil Contingencies and Reserves

In addition, we describe below the most relevant civil contingencies, including their risk assessment:

- The Company is also involved in civil class actions related to the Community Telephone Plan (PCT), where the telephone expansion plan buyers who did not receive shares in return for their financial investments seek an indemnity, in the municipalities of Diadema, São Caetano do Sul, São Bernardo do Campo and Ribeirão Pires, involving a total amount of approximately R$302,186. The risks involved were assessed as possible by legal counsel. The claims are at appellate court level. Telesp expects that a favorable decision will be handed down by the higher and supreme courts. Considering the likelihood of loss, no provision was recorded.

- The Association of the Participants of the Sistel in the State of São Paulo -ASTEL moved against the Company, Fundação Sistel de Seguridade Social and others, a class action questioning subjects related to the Plan of Medical Assistance for Retirees - PAMA, considering in synthesis: (i) prohibition of the collection of contribution of the retirees included in the PAMA; (ii) the registration in the PAMA of the retirees and assisted people whose registrations were suspended for insolvency; (iii) revaluation of the economic necessities of the PAMA; (iv) restoration of the basis of incidence of the contributions on the total and gross amount of the payroll of all the employees of the company; (v) reaccreditation of all the hospitals, clinics, laboratories and doctors disaccredited by Sistel and (vi) review of the accounting distribution of shareholders´ equity. Company Management, based on the opinion of its legal counsel, assessed this suit as a possible risk, and the respective amount involved is estimated to be R$202,156. Based on the risk classification, no reserve was recorded.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

 September 30, 2007

(In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

21. Provisions for Contingencies (Continued)

21.3. Civil Contingencies and Reserves (Continued)

- On June 9, 2000, WCR do Brasil Serviços Ltda. filed a collection suit against the Company, in which it claims the supposed difference between amounts received by Telesp related to use of the “0900 Service” and the amounts which were transferred to WCR. The updated amount claimed in the suit is R$65,629. On October 1, 2004, a ruling was handed down by the 13th Civil Court of São Paulo - Capital, whereby the claim was judged valid. On December 14, 2004, an appeal was lodged against this ruling, which was distributed to the 26th Panel of Judges of the Capital. On May 26, 2006, a ruling was handed down on the appeal considering it to be partially valid, maintaining the text of the decision. This case involves a probable unfavorable outcome, as such, a reserve was set up.

There are other contingencies, especially assessed as possible risks, involving matters relating to several legal suits, mainly: unacknowledged title to telephone lines, indemnity for material and personal damages, among others, for a total R$476,782.

22. Other Liabilities

(a) Amounts resulting from the auction of share fractions after the reverse split process in 2005, and TDBH acquisition process in 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

September 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

23. Shareholder’s Equity

Capital

Capital as of September 30, 2007 and June 30, 2007 is R$6,575,198. Subscribed and paid-up capital is represented by shares without par value, as follows:

Preferred shares are nonvoting but have priority in the reimbursement of capital and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6,404/76, with wording of Law No. 10,303/01.

Dividends – Net income on December 31, 2006

On March 29, 2007, the General Shareholders’ Meeting approved the distribution of dividends based on the accumulated earnings as of December 31, 2006, in the amount of R$705,631.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

 September 30, 2007

 (In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

23. Shareholder’s Equity (Continued)

The proposed dividend was determined as follows:

(*) 10% higher than for each common share, as per article 7 of the Company’s bylaws.

This dividend was granted to common and preferred shareholders registered as so in the Company’s shareholders registry book by the end of the day March 29, 2007. After that date, the shares were considered ex-dividends. The payment of this dividend will start on May 28, 2007.

Interest on shareholders´ equity – fiscal year 2007

On April 18, 2007, as agreed to by the General Shareholders’ Meeting, the Company’s Board of Directors approved interest on equity in the amount of R$221,000, subject to withholding tax at the rate of 15%, resulting in the net amount of R$187,850, in accordance with article 9 of Law No. 9,249/95 and Deliberation No. 207/96, of the Brazilian Securities Commission (CVM).

(*) 10% higher than for each common share, as per article 7 of the Company’s bylaws.

The interest on shareholders’ equity was paid to holders of common and preferred shares included in our records at the end of the April, 30th 2007, date of the book record. After such date, shares were considered “ex interest on shareholders’ equity”. Payment of the interest took place on May 28, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

 September 30, 2007

 (In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

23. Shareholder’s Equity (Continued)

Pursuant to article 28 of the Company’s Bylaws, interest on equity may be included in minimum compulsory dividends for fiscal year 2007. Shareholders that are tax immune or exempt were credited the gross amount, according to current legislation, provided their tax immunity or exemption had been substantiated by May 11, 2007, as per notice to shareholders published on April 19, 2007.

24. Net Operating Revenue

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

 September 30, 2007

(In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

24. Net Operating Revenue (Continued)

Tariff adjustments impacting revenues as reported

On July 17, 2007, by means of Acts No. 66,028 and No. 66,031, the National Telecommunications Agency (Anatel) approved the tariff adjustment for the Fixed Switched Telephone Service (STFC), according to the criteria established in the Local and National Long-Distance Concession Agreements, effective as of July 20, 2007. The increase was as follows:

Basic Local Plan: 2.21%

Basic National Long-Distance Plan: 2.21% on average

Also on July 17, 2007, by means of Act No. 66,029, the National Telecommunications Agency (Anatel) approved the tariff adjustment for the Fixed Switched Telephone Service (STFC) for calls made to the Personal Mobile Service (SMP), according to the criteria established in the Local and National Long-Distance Concession Agreements, effective as of July 20, 2007. The increase was as follows:

Local VC-1 calls: 3.29%

National Long-Distance VC-2 and VC-3 calls: 3.29%

On July 10 and 14, 2006, by means of Acts No. 59,517 and No. 59,665, the National Telecommunications Agency (Anatel) approved the tariff adjustment for the Fixed Switched Telephone Service (STFC), according to the criteria established in the Local and National Long-Distance Concession Agreements, effective as of July 14, 2006 for the Basic Local Plan, and as of July 20, 2006 for the Basic National Long-Distance Plan. The average decrease was follows:

Basic Local Plan: (-0.38%)

Basic National Long-Distance Plan: (-2.73%)

On January 1, 2007 and 2006, the new interconnection rules became effective, pursuant to the renewal of the Concession Agreements for the Basic Local Plan and for the Basic National Long-Distance Plan, as follows:

- after January 1, 2006, the local network tariff (TU-RL) has been limited to 50% of the price of the local minute.

- after January 1, 2007, the local network tariff (TU-RL) has been limited to 40% of the price of the local minute.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

25. Cost of Services Provided

	Parent Company		Consolidated	
	Sep/2007	Sep/2006	Sep/2007	Sep/2006
Depreciation and amortization	**(1,699,640)**	(1,742,136)	**(1,744,094)**	(1,759,330)
Personnel	**(143,023)**	(159,477)	**(178,731)**	(175,298)
Materials	**(25,008)**	(30,813)	**(25,922)**	(31,540)
Network interconnection	**(2,630,561)**	(2,650,688)	**(2,666,544)**	(2,666,809)
Outside services	**(813,197)**	(840,317)	**(920,287)**	(875,063)
Other	**(271,221)**	(263,775)	**(356,794)**	(293,631)
Total	**(5,582,650)**	(5,687,206)	**(5,892,372)**	(5,801,671)

26. Selling Expenses

	Parent Company		Consolidated	
	Sep/2007	Sep/2006	Sep/2007	Sep/2006
Depreciation and amortization	**(14,051)**	(9,982)	**(14,114)**	(10,673)
Personnel	**(238,667)**	(204,051)	**(250,987)**	(212,046)
Materials	**(67,318)**	(67,624)	**(67,492)**	(67,766)
Outside services	**(852,061)**	(746,243)	**(864,628)**	(775,168)
Allowance for doubtful accounts	**(465,377)**	(284,446)	**(487,854)**	(290,349)
Other	**(20,376)**	(35,854)	**(19,527)**	(36,720)
Total	**(1,657,850)**	(1,348,200)	**(1,704,602)**	(1,392,722)

27. General and Administrative Expenses

	Parent Company		Consolidated	
	Sep/2007	Sep/2006	Sep/2007	Sep/2006
Depreciation and amortization	**(192,932)**	(197,688)	**(205,309)**	(206,940)
Personnel	**(179,506)**	(129,564)	**(192,464)**	(144,620)
Materials	**(10,384)**	(8,286)	**(11,565)**	(8,720)
Outside services	**(264,686)**	(301,020)	**(282,185)**	(316,180)
Other	**(23,402)**	(14,953)	**(26,298)**	(17,641)
Total	**(670,910)**	(651,511)	**(717,821)**	(694,101)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

28. Financial Expenses, Net

	Parent Company		Consolidated	
	Sep/2007	Sep/2006	Sep/2007	Sep/2006
Financial income	367,868	448,819	374,665	454,544
Income from temporary cash Investments	33,939	97,190	39,545	101,151
Gains on derivative transactions	182,424	212,888	182,424	213,252
Interest receivable	35,375	33,044	36,160	33,551
Monetary/exchange variations	112,945	101,827	113,066	102,131
Other	3,185	3,870	3,470	4,459
Financial expenses	(823,292)	(997,480)	(831,082)	(1,005,414)
Interest on capital	(221,000)	(290,000)	(221,000)	(290,000)
Interest payable	(232,273)	(292,432)	(235,963)	(297,995)
Losses on derivative transactions	(307,628)	(340,493)	(307,681)	(341,232)
Expenses on financial transactions	(61,799)	(61,121)	(65,482)	(62,742)
Monetary/exchange variations	(592)	(13,434)	(956)	(13,445)
Total	(455,424)	(548,661)	(456,417)	(550,870)

29. Other Operating Income, Net

	Parent Company		Consolidated	
	Sep/2007	Sep/2006	Sep/2007	Sep/2006
Income	384,073	684,596	390,298	688,655
Technical and administrative services	37,609	41,750	35,019	39,038
Amortization of negative goodwill - Companhia AIX de Participações	6,551	-	6,551	-
Income from supplies	49,316	42,132	49,316	42,132
Dividends	10,083	10,998	13,072	13,965
Fines on telecommunication services	92,562	86,696	94,867	86,732
Recovered expenses	103,180	134,115	107,070	134,597
Reversal of reserve for contingencies (a)	50,565	319,122	50,977	319,948
Rental of shared infrastructure	27,789	38,766	27,789	41,022
Other	6,418	11,017	5,637	11,221
Expenses	(334,139)	(397,862)	(372,888)	(402,928)
Write-offs and adjustments to realizable value of supplies	(4,053)	(3,502)	(3,982)	(3,509)
Goodwill amortization	(49,619)	(17,941)	(49,619)	(17,941)
Donations and sponsorships	(15,183)	(6,521)	(15,472)	(6,553)
Taxes (except IR and CSLL)	(181,452)	(187,687)	(200,553)	(187,442)
Labor, tax and civil reserves	(68,444)	(127,901)	(71,155)	(127,915)
Other	(15,388)	(54,310)	(32,107)	(59,568)
Total	49,934	286,734	17,410	285,727

(a) In September 2006, the Company made a reversal of provision concerning the claim of COFINS and PIS tax basis with the inclusion of financial, securitization and monetary exchange income, which amount as of September 30, 2006 was R$274,277. Monetary restatement and financial interest corresponded to R$123,287.

(a) Refers mainly to the sale of the property situated in Barra Funda, São Paulo –SP in a total amount of R$134,555. The book value written down in March 2007 was R$46,044.

31. Income and Social Contribution Taxes

The Company recognizes income and social contribution taxes monthly on accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income as of the date of the financial statements are recorded in liabilities or assets, as applicable. Prepayments of income and social contribution taxes are recorded as deferred and recoverable taxes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

September 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

31. Income and Social Contribution Taxes (Continued)

Reconciliation of tax expenses and statutory rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) on September 30, 2007 and 2006 is shown in the table below:

Deferred tax assets and liabilities are shown in Notes 6 and 18, respectively.

Total consolidated current income and social contribution taxes payable at September 30, 2007 amounts to R$894,304 (R$944,094 at September 30, 2006).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

32. Related Party Transactions

Significant balances with related parties are as follows:

	Consolidated	
	Sep/2007	**Jun/2007**
ASSETS		
Current assets	**253,101**	246,238
Trade accounts receivable	**182,768**	184,123
Other recoverable amounts	**1,083**	1,625
Other assets	**69,250**	60,490
Noncurrent assets	**8,572**	4,577
Intercompany receivables	**8,572**	4,577
Total assets	**261,673**	250,815
LIABILITIES		
Current liabilities	**347,052**	310,641
Trade accounts payable	**314,911**	282,347
Interest on shareholders´ equity and dividends (See Note 20)	**1,165**	1,123
Loans with related parties	**30,976**	27,171
Intercompany payables		
Noncurrent liabilities	**2,765**	4,783
Intercompany payables	**2,765**	4,783
Total liabilities	**349,817**	315,424

	Consolidated	
	Sep/2007	**Sep/2006**
STATEMENT OF INCOME		
Revenue	**224,293**	294,637
Telecommunications services	**200,576**	272,952
Financial income	**80**	35
Other operating revenue	**23,637**	21,650
Costs and expenses	**(1,717,040)**	(1,677,895)
Cost of services provided	**(1,416,119)**	(1,334,516)
Selling	**(261,781)**	(275,564)
General and administrative	**(39,016)**	(67,785)
Financial	**(124)**	(30)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

September 30, 2007

 (In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

32. Related Party Transactions (Continued)

Trade accounts receivable include receivables for telecommunications services, namely Vivo S.A., Atento Brasil S.A., Terra Networks Brasil S.A. and Telefónica de España S.A., particularly for long-distance services.

Other recoverable amounts in current assets refer principally to advances to Telefônica Gestão de Serviços Empresariais do Brasil Ltda.

Other assets in current and noncurrent assets comprise credits from Telefónica Internacional S.A., Telefônica Serviços Empresariais do Brasil Ltda., Telefónica S.A., Vivo S.A. and other group companies, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the related companies.

Trade accounts payable include services provided primarily by Atento Brasil S.A., Vivo S.A., TIWS Brasil, Telefônica Pesquisa e Desenvolvimento do Brasil Ltda. and Telefónica de España S.A. We also highlight the rendering of administrative services in the accounting, financial, human resources, property, logistics and IT areas payable to Telefônica Serviços Empresariais do Brasil Ltda.

Revenue from telecommunications services comprises mainly billings to Vivo S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

Other operating revenues are basically from network infrastructure leased to Vivo S.A.

Cost of services provided refers mainly to interconnection and traffic services (mobile terminal) expenses, provided by Vivo Group S.A., maintenance of systems for internet operation, provided by Terra Networks Brasil S.A., internet transit services – IP network, provided by Tiws Brasil Ltda., and call center management services provided by Atento Brasil S.A.

Selling expenses refer mainly to marketing services by Atento Brasil S.A., and commissions paid to cellular telephone operators with Vivo S.A.

General and administrative expenses refer mainly to administrative management services provided by Telefônica Serviços Empresariais do Brasil Ltda., and management and technical services payable to Telefónica Internacional S.A.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

September 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

33. Post Retirement Benefit Plans

Telesp individually sponsors a defined benefit retirement plan (PBS Telesp Plan), which covers approximately 0.78% of the Company’s employees. In addition to the supplemental pension benefit, a multiemployer health care plan (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions to the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is 5.23% of payroll of employees covered by the plan, of which 3.73% is allocated to fund the PBS Telesp Plan and 1.5% to the PAMA Plan.

The Company maintains the same post retirement benefit plans informed on the last financial statements.

In the period of January to September of 2007, the Company made contributions to PBS Telesp Plan, in the amount of R$34 (R$39 in the same period of 2006), and to Visão Telesp Plan, in the amount of R$18,374 (R$16,930 in the same period of 2006).

A. Telecom individually sponsors two defined contribution plans, one being similar to that of Telesp, the Visão Assist benefit plan, which covers approximately 31% of its employees, and the other one with basic and additional contributions by the sponsor, equivalent to 30% of the basic and additional contributions by the participants. A. Telecom contributions to such plans in 2007 totaled R$ 461 (R$190 in the same prior-year period).

Telefonica Empresas S.A. individually sponsors a defined contribution plan similar to that of the Company, the Visão Telefônica Empresas Benefit Plan. Total contributions to this plan for 2007 amounted to R$608 (R$195 in the period of August to September 2006).

The actuarial valuation of the plans was made in December 2006 and 2005 based on the employees’ data as of September 2006 and November 2005, respectively, and the projected unit credit method was adopted. Actuarial gains or losses for each year were immediately recognized in each of the periods. The plans assets relate to November 30, 2006 and 2005. For multiemployer plans (PAMA and PBS-A), apportionment of the plan assets was made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

September 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

33. Post-Retirement Benefit Plans (Continued)

Below is the actuarial deficit recorded as of September 30, 2007 and June 30, 2007 regarding the following post retirement plans:

Other plans sponsored by the Company and its subsidiaries recording surplus (PBS-A, PBS Telesp, Visão Telesp and Visão Telefônica Empresas) are not registered in accounting and the last actuarial valuation occurred in December 2006.

Shown below are expenses estimated for 2007 as per actuaries’ report:

34. Insurance (unaudited)

The policy of the Company and its subsidiaries, as well as that of the Telefónica Group, includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment, following Telefónica S.A.’s corporate program guidelines. In this context, Telecomunicações de São Paulo S.A. – Telesp complies with the Brazilian legislation for contracting insurance coverage.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

 September 30, 2007

(In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

34. Insurance (unaudited) (Continued)

Below are listed the main insurance coverage contracted by the Company:

35. Financial Instruments

Carrying and fair values of financial instruments as of September 30, 2007 and June 30, 2007 are as follows:

The valuation methodology used to determine the fair value of loans, financing, debentures and derivative instruments (currency and interest rate swap) was the discounted cash flow method, considering expected settlement or realization of liabilities and assets, at market rates prevailing on the balance sheet date

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

 September 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

35. Financial Instruments (Continued)

The Company has an interest of 0.94% in Portugal Telecom, carried at cost. The investment, at market value, is based on the last quotation of September 28, 2007 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to €9.83 (€10.23 at June 30, 2007):

The principal market risk factors that affect the Company’s business are detailed below:

a) Exchange rate risk

As of September 30, 2007, 28.90% (25.31% as of March 31, 2007) of the debt was denominated in foreign currency (U.S. dollar and yen), 100% (100% as of June 30, 2007) of this debt was covered by asset positions on currency hedge transactions (swaps for CDI). As of September 30, 2007, transactions with derivatives generated a consolidated negative result of R$128,731, which was partially offset against exchange gains on debts, in the amount of R$77,845. As of September 30, 2007, the Company recorded a liability of R$342,717 to reflect the net position of derivatives as of that date.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

 September 30, 2007

 (In thousands of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

35. Financial Instruments (Continued)

a) Exchange rate risk (Continued)

The carrying and fair values of the Company’s net excess (exposure) to the exchange rate risk as of September 30, 2007 and June 30, 2007 are as follows:

b) Interest rate risk

To hedge against the currency and external variable interest rate (Libor) risk on these foreign currency debts, the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI (interbank deposit rate), in a way that the Company’s indebtedness is affected by CDI fluctuations. The balance of loans and financing also includes debentures issued in 2004 bearing CDI-based interest of R$1,511,753 (R$1,513,299 as of June 30, 2007), as described in Note 17.

The Company invests its cash surplus (temporary cash investments) of R$1,184,092 (R$149,459 as of June 30, 2007) mainly in short-term instruments, based on the CDI variation, which also reduces the exposure to said risk. The carrying values of these instruments approximate their corresponding fair values, since they may be redeemed in the short term.

As of September 30, 2007, the Company had swap transactions – CDI vs. fixed rate, to partially hedge against fluctuations in internal interest rates. These hedging transactions, with a contracted principal of R$840,032, generated a net consolidated positive result of R$3,474 over the year, and this temporary gain was recorded in the statement of income.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

     NOTES TO QUARTERLY INFORMATION

September 30, 2007

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

35. Financial Instruments (Continued)

c) Debt acceleration risk

As of September 30, 2007, the Company’s loan and financing agreements contain restrictive covenants, typically applicable to such agreements, relating to cash generation, indebtedness ratios and other. These restrictive covenants have been met by the Company and have not restricted the Company’s ability to conduct its normal course of business.

d) Credit risk

As of September 30, 2007, the Company’s consolidated customer portfolio had no subscribers whose receivables were individually higher than 1% of the total trade accounts receivable.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among top-tier financial institutions.

36. Additional Information

On October 27, 2006, Decree No. 47,817 was published in the Official Gazette of the City of São Paulo to regulate Law No. 14,023/05, which establishes that all aerial cabling existing in the city of São Paulo is to be installed underground and requires all public utility companies operating in the city to comply with this Law. The Company is analyzing the impacts of this to regulation.

37. Subsequent Event

On October 10, 2007, the National Bank for Social and Economic Development (BNDES) approved and granted financing of R$2 billion to Telesp. The funds will be used to modernize and expand the voice, data and video telecommunication service networks.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE

 September 30, 2007

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

1. Accumulated net operating revenues to September 2007 totaled R$10,991.0 million, an increase of R$113.5 million, or 1.0%, over the R$10,877.5 million reported in the same prior year period. This increase was mainly due to the increase in revenues from packet data switching services after the consolidation of Telefônica Empresas S.A. in August 2006, to the increase in Speedy services, and to the increase in public telephone service revenues, in addition to the rise in other revenues, thanks to the hike in Detecta services (caller ID service). These effects were partly offset by the decrease in revenues from network use after the introduction of new interconnection rules effective as of January 1, 2007, whereby TU-RL has been limited to 40% of the price of the local minute, and by the reduction in revenues from assignment of means, local and inter-network services, the latter having decreased mainly because of the increase in anti-fraud initiatives.

2. Cost of services provided increased by R$90.7 or 1.6%, namely as a result of “Personnel expenses”, impacted by the salary adjustment in September/06 and September/07, headcount increase due to transfer of employees from the subsidiary Telefônica Empresas S.A., voluntary resignation program (PDI) in February and June 2007, and “Third-party services”, principally because of increase in expenses with telemarketing and call center services, with co-billingand “Other”, due to rent of infrastructure to last mile traffic and to rent of network for data transmission.

3. The negative financial result improved by R$94.5 million, or 17.2%, mainly justified by the fall in the CDI rate, the lower average net indebtedness, and the decrease in payment of interest on shareholders’ equity in the period. Another aspect was the reversal of monetary adjustment of contingencies in September 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

September 30, 2007

(In millions of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

4. Operating income decreased 18% as compared to the same prior year period. Most of this is due to the increase in operating expenses, especially those relating to third party services, personnel, and rent of infrastructure, and to the reversal of contingencies relating to the suit challenging the increase in Pis and Cofins tax bases on October 20, 2006, offset by the increase in revenues, mainly from packet data switching services and from Speedy services.

5. Physical data (*)

Changes in the major physical data:

(*) Not reviewed by independent auditors.

(**) This includes pulses converted into minutes, terminal traffic converted into minutes and traffic from alternative minute plans. Note: each pulse represents 2 minutes on average.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

September 30, 2007

 (In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

6. Investments

The Company submitted the Capital Budget for 2007 in the consolidated amount of R$1,845 million for appreciation by the Board of Directors, which was subsequently approved in the Annual Shareholders’ Meeting of March 29, 2007.

This figure is in line with the Company’s needs, and confirms the long-term commitment with the Telefonica Group in Brazil, regarding both maintenance and socialization of traditional services and increase in new services and a more comprehensive and better client service.

Up to September 30, 2007, the Company invested the consolidated amount of R$1,329.5, and until September 2007, the new commitments with capital expenses are as follows:

6.1 Sale of telephone lines (*)

At the end of September 2007, of the 12,024,572 lines in operation, 74% were residential, 14% non-residential, 6% company lines and the remaining referred to lines for own and Public Use.

6.2 Public use telephony (*)

The Company has a Public Use Telephone plant with 250,387 units, to meet the demands of the São Paulo state population and the regulatory agency.

(*) Not reviewed by independent auditors.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

September 30, 2007

 (In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

7. ANATEL

7.1 Goals

The quality and universalization goals of the Fixed Switched Telephone Services (STFC) are available for the society follow-up on the National Communications Agency (ANATEL) site, at www.anatel.gov.br.

7.2 Concession contract

The STFC concession contract was extended on December 22, 2005 for a further 20 years, and may be amended on December 31, 2010, December 31, 2015 and December 31, 2020. This condition enables ANATEL to establish new provisions and goals for purposes of universalization and quality, considering the conditions prevailing on the occasion.

8. Alternative fixed telephony plans (*)

The alternative fixed telephone plans optimize the installed capacity of Telesp, promote customers’ loyalty and better serve the different market segments offering more adequate alternatives for access to fixed telephone services. This reflects Telesp’s commitment to the universalization of telecommunication services in the state of São Paulo, and to exceed the related regulatory requirements, as well as to the democratization of access to communication and information. In the latest quarter, the base of alternative plans increased by 947 thousand representing more than 50% of total lines in operation.

It is worth mentioning the success achieved by the Minute Plans, which offer progressive discounts based on the contractual number of minutes. There are options for fixed-fixed, fixed-mobile and interstate long-distance calls.

Trio Telefônica is the joint offering of pay-TV, broadband and local call services, launched by the Company on August 12, 2007.Offered throughout the Company’s concession area, these combo services represent a differentiated market option due to their flexibility in combining TV packages and broadband speeds. Subscribers may choose from mini-packages divided into channel categories, such as knowledge, children-oriented, entertainment, action, world, movies. At September 30, 2007, the Company launched packages including GloboSat’s content, expanding even more its pay-TV offering.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

September 30, 2007

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

ADSL services are offered under the “Speedy” brand, having totaled 1,935,696 customers in September 2007, a 6.9% increase over 2Q07. As compared to September 2006, the increase totaled 456 thousand accesses, or 30.8%, in line with the growth pace recorded in the past quarters. Investments in broadband telephone services have been a priority since they were launched in 2001, strengthening Telesp’s commitment to its customers to expand the offer and quality of its products and services, always allowing for a better service and rendering the Company more competitive.

(*) Not reviewed by independent auditors.

9. Migration from pulses to minutes

The Company began a process of migration of the collection system from pulse to minutes, according to renewal of the Concession Contract, which should be concluded by July 31, 2007. The Company offers the PASOO plan (mandatory alternative plan) in addition to the basic plan. The major differences between such plans are as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE (Continued)

September 30, 2007

(In millions of reais, unless otherwise stated)

 (A free translation of the original issued in Portuguese)

10. Tariff adjustment on July 17, 2007

Increase in the fixed-to-fixed tariff rates through Rulings No. 66,028 and 66,031 –ANATEL approved the tariff increase percentages for the STFC, as per criteria established in the Local and National Long-Distance Concession Contracts, effective as from July 20, 2007. The tariff increases were the same for Local and LDN, that is, 2.21% .

Increase in the fixed-to-mobile tariff rates through Ruling No. 66,029 – ANATEL approved the increase of 3.29% for calls made between fixed and mobile telephones (VC1, VC2 and VC3) in all of TELESP’s concession area, sectors 31, 32 and 34 of Region III. On this same date, ANATEL approved increase in the fixed-to-mobile interconnection tariff, referring to VC1, VC2 and VC3 in 2.25% . Increases became effective as from July 20, 2007.

11. Additional information

For further details on the Company’s performance, please refer to the “Press Release” available on www.telefonica.com.br.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	November 29, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director